U.S. SECURITIES AND EXCHANGE COMMISSION
                       				WASHINGTON, D.C.  20549

                        					SEC File Number
                           					33-16820-D

                          					CUSIP Number
                           					040098 105

                    				NOTIFICATION OF LATE FILING


(Check One)
[ ] Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10Q-SB  [ ] Form N-SAR

	For Period Ended:  6/30/99


	Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
	Nothing in this form shall be be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a

Part 1 - Registrant Information

Full Name of Registrant:  Arete Industries, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number): 2305 Canyon Blvd. Suite 103

City, State and Zip Code:  Boulder, Co 80302

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[  ]	(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]	(c)  The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why the form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

Registrant recently changed its fiscal year and prior comparable periods need to be reconstructed and presented in proper format. Secondly, Registrant recently closed its Council Bluffs, Iowa operations and has transferred all accounting functions to Colorado. The transfer requires substantial reposting of transactions onto new software and reconstructing lost information.
During the plant closure, the company's job tracking and billing software was lost when the computer network was incorrectly dismantled. As a result, certain data and records were lost and are in the process of being reconstructed.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notifica-tion: Thomas P. Raabe (303) 247-1313.

(2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
	 [ x ] Yes	[   ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	[  ] Yes	[ x ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                     		     Arete Industries, Inc.
              		(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 16, 1999	     /s/ Thomas P. Raabe, CEO
                      		Thomas P. Raabe, Chairman/CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).